UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-37403

THE STARS GROUP INC.

(Translation of registrant’s name into English)

200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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On May 15, 2019, The Stars Group Inc. (the “Company”) reported its financial results for the three months ended March 31, 2019 and issued a news release regarding the same and other matters (the “Release”). On the same date, the Company filed on SEDAR at www.sedar.com its (i) Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2019 (the “Q1 Financial Statements”), (ii) Management’s Discussion and Analysis for the three months ended March 31, 2019 (the “Q1 MD&A”), (iii) Chief Executive Officer Certification of Interim Filings, dated May 15, 2019 (the “CEO Certification”), and (iv) Chief Financial Officer Certification of Interim Filings, dated May 15, 2019 (the “CFO Certification”).

Copies of the Release, Q1 Financial Statements, Q1 MD&A, CEO Certification and CFO Certification are each attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: May 15, 2019	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated May 15, 2019

99.2	Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2019

99.3	Management’s Discussion and Analysis for the three months ended March 31, 2019

99.4	Chief Executive Officer Certification of Interim Filings, dated May 15, 2019

99.5	Chief Financial Officer Certification of Interim Filings, dated May 15, 2019